Exhibit 99.3

United Utilities announcement in accordance with the Listing Rules

In accordance with Listing Rule 9.6.14 United Utilities PLC reports the resignation of John Roberts as a non-executive director of Volex plc with effect from 8 September 2005.

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol 'UU'.